NO ACT PE 12/21/2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025417

February 29, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-29-12

Michael M. Dai
3M Company
mmdai@mmm.com

Re: 3M Company
Incoming letter dated December 21, 2011

Dear Mr. Dai:

This is in response to your letters dated December 21, 2011 and January 3, 2012 concerning the shareholder proposal submitted to 3M by James McRitchie. We also have received letters on the proponent's behalf dated December 30, 2011, January 3, 2012, January 5, 2012, January 19, 2012, and January 29, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 29, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: 3M Company
Incoming letter dated December 21, 2011

The proposal relates to the chairman of the board.

We are unable to concur in your view that 3M may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that the proof of ownership statement was provided by a broker that provides proof of ownership statements on behalf of its affiliated DTC participant. Accordingly, we do not believe that 3M may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Bryan J. Pitko
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
3M Company (MMM)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The attached letter states:
TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same.

This is to request that the Office of Chief Counsel allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Michael M. Dai <mmdai@mmm.com>

TD Ameritrade

January 29, 2012

Myra K Young & James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear Myra K Young & James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that since January 1, 2008, you have continuously held no less than 200 shares of Dell Inc (DELL) in your TD Ameritrade account. TD Ameritrade Clearing Inc. is the clearing house for TD Ameritrade. The DTC number for our clearing house is 0188.

TD Ameritrade represents both TD Ameritrade Clearing and the brokerage firm, as they are one in the same.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Kourtney Smith
Resource Specialist
TD Ameritrade

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 19, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
3M Company (MMM)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company December 21, 2011 letter lists the correct DTC number for Mr. McRitchie's qualifying stock.

Plus the very recent SLB 14 could be more exact since it does not provide any warning that an affiliated DTC in the same corporate family would be considered a different corporate entity.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Michael M. Dai <mmdai@mmm.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
3M Company (MMM)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company December 21, 2011 letter lists the correct DTC number for Mr. McRitchie's qualifying stock.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Michael M. Dai <mmdai@mmm.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 3, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
3M Company (MMM)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company January 3, 2012 letter reinforces this point by not addressing it:

The company *intent* was that the purported company notice – not be noticed.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Michael M. Dai <mmdai@mmm.com>

------ Forwarded Message
From: <mmdai@mmm.com>
Date: Fri, 25 Nov 2011 13:41:41 -0600
To: FISMA & OMB Memorandum M-07-16 ***
Subject: Deficiency letter - McRitchie proposal

Please see attached.

------ End of Forwarded Message

Michael M. Dai
Assistant General Counsel

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-1474
Fax: (651) 737-2553
Email: mmdai@mmm.com

1934 Act/Rule 14a-8

3M

January 3, 2012

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>3M Company – Stockholder Proposal Submitted by James McRitchie</u>

Ladies and Gentlemen:

This letter is submitted by 3M Company, a Delaware corporation ("3M" or the "Company"), in relation to a stockholder proposal on the topic of the chairman of the Company's board of directors (the "Proposal") submitted by John Chevedden (the "Proponent's Representative") on behalf of James McRitchie (the "Proponent"). We have previously submitted to the staff of the Division of Corporation Finance (the "Staff") a letter (the "No-Action Request Letter") requesting confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission if 3M excludes the Proposal from its proxy materials for its 2012 annual meeting of stockholders. This letter addresses points raised in a letter (the "Response Letter") from the Proponent's Representative to the Company, which was received after the submission of the No-Action Request Letter. The Response Letter is attached as <u>Exhibit A</u>.

As explained in the No-Action Request Letter, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to properly demonstrate that he is eligible to submit the Proposal. Also as explained in the No-Action Request Letter, the Company provided the Proponent's Representative, within 14 days of its receipt of the Proposal, with a notice (the "Deficiency Notice") regarding the inadequacy of the proof of eligibility submitted with respect to the Proposal.

In the Response Letter, the Proponent's Representative contends that the Staff should not concur in the Company's request for no-action relief. He states:

> "The company claims it gave notice. However the company gave the most oblique notice yet by any company for a 2012 proposal. The notice was sent only by email to the designated person. Then a no-name person sent the email [*sic*] to a no-name person with only "Please see attached." The attachment was identified as: [Untitled].pdf[.]

> The company intent was that the company notice - not be noticed. The exhibit is attached."

These statements are misleading and irrelevant and should have no bearing on whether the Staff grants the Company's request for no-action relief. The Company provided the Deficiency Notice to the Proponent's Representative by sending it by email to this address: *** FISMA & OMB Memorandum M-07-16 *** This is a method of delivery that is entirely consistent not only with Rule 14a-8 but also with the Proponent's expressly-stated wishes. In the November 14, 2011 cover letter that accompanied the Proposal, the Proponent included a request that the Company "direct all future communications regarding [the Proposal] to John Chevedden...at *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt and verifiable communications." This is precisely what the Company did. Within 14 days of receiving the Proposal, the Company's Assistant General Counsel, using an email address that included the "mmm.com" domain name, sent an email to *** FISMA & OMB Memorandum M-07-16 *** that included the Deficiency Notice as an attachment. The subject line of the email was "Deficiency letter – McRitchie proposal." The Deficiency Notice was abundantly clear that it related to the Proposal and explained precisely the procedural deficiency with respect thereto.

The Company continues to believe, for the reasons stated in the No-Action Request Letter, that the Proposal may be excluded because the Proponent has failed to demonstrate that he is eligible to submit a proposal. The Response Letter contains no response to the Company's contentions in this regard.

Thus, the Company respectfully requests that the Staff disregard the objections set forth in the Response Letter and grant the Company no-action relief for the reasons set forth in the No-Action Request Letter. If you have any questions regarding this request or desire additional information, please contact me at 651-733-1474.

Very truly yours,

Michael M. Dai

Michael M. Dai

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

3M Company
P.O. Box 33428
St. Paul, MN 55133-3428
651 737 5457
651 732 7041 Fax
3M 373995v1

Exhibit A
[attached]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
3M Company (MMM)
Independent Board Chairman
James McRitchie

Ladies and Gentlemen:

This responds to the December 21, 2011 company request to avoid this established rule 14a-8 proposal.

The company claims it gave notice. However the company gave the most oblique notice yet by any company for a 2012 proposal. The notice was sent only by email to the designated person. Then a no-name person sent the emial to a no-name person with only "Please see attached." The attachment was identified as: [Untitled].pdf

The company intent was that the company notice – not be noticed. The exhibit is attached.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
James McRitchie

Michael M. Dai <mmdai@mmm.com>

------ Forwarded Message
From: <mmdai@mmm.com>
Date: Fri, 25 Nov 2011 13:41:41 -0600
To: FISMA & OMB Memorandum M-07-16 ***
Subject: Deficiency letter - McRitchie proposal

Please see attached.

------ End of Forwarded Message

Michael M. Dai
Assistant General Counsel

3M Legal Affairs
Office of General Counsel

P.O. Box 33428
St. Paul, MN 55133-3428 USA
Phone: (651) 733-1474
Fax: (651) 737-2553
Email: mmdai@mmm.com

1934 Act/Rule 14a-8

December 21, 2011

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: 3M Company – Stockholder Proposal Submitted by James McRitchie

Ladies and Gentlemen:

This letter is submitted by 3M Company, a Delaware corporation ("3M" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of 3M's intent to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") submitted by John Chevedden on behalf of James McRitchie (the "Proponent") and received by 3M on November 14, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if 3M excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

The Company intends to file its definitive proxy materials for its 2012 Annual Meeting on or about March 21, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibits are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

THE PROPOSAL

The Proposal includes the following:

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

A copy of the Proposal, including its supporting statements and related materials, is attached to this letter as Exhibit A.

BACKGROUND

On November 14, 2011, 3M received via facsimile a letter (the "Submission Letter") from the Proponent, which included the Proposal. Also included with the Submission Letter was a letter from TD Ameritrade (the "TD Ameritrade Letter"), a copy of which is included in Exhibit A, which included certain statements about the Proponent's holdings of Company stock. Following receipt of the Submission Letter and the TD Ameritrade Letter, the Company determined that it had not received evidence that the Proponent met the minimum stock ownership requirements established by Rule 14a-8(b).

On November 25, 2011, the Company sent via email a letter (the "Deficiency Notice") to Mr. Chevedden, the Proponent's designated representative, informing him of the deficiencies, and further informing him that the Company intended to exclude the Proposal if it did not receive proof, in the form prescribed by Rule 14a-8(b)(2), of the eligibility of the Proponent to submit the Proposal. The Deficiency Notice is attached as Exhibit B. The Deficiency Notice described what the Proponent was required to do to remedy the deficiency, and advised that any materials intended to be submitted in response to these deficiencies should be submitted to the Company within 14 days of his receipt of the Deficiency Notice. In addition to describing the requirements of Rule 14a-8, the Deficiency Notice described the Staff's recent guidance in *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F").

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to properly demonstrate that he is eligible to submit the Proposal.

Rule 14a-8(b)(2) provides that a proponent who is not a registered holder "must prove . . . eligibility to the company in one of two ways." The two exclusive methods are (i) providing a written statement from the record holder, usually a broker or bank, or (ii) providing a copy of the SEC filings identified in Rule 14a-8(b)(2)(ii). In this case, the Proponent is not a registered holder of the Company's common stock, nor has he made any of the filings referenced in Rule 14a-8(b)(2)(ii). Therefore, the only way for the Proponent to establish eligibility under Rule 14a-8 is to "submit to the company a written statement from the record holder of [his] securities...verifying that, at the time [he] submitted [his] proposal, [he] continuously held the securities for at least one year."

The TD Ameritrade Letter does not satisfy the requirements set forth in Rule 14a-8 and SLB 14F for establishing the Proponent's eligibility to submit a proposal. Specifically, the TD Ameritrade Letter is insufficient because the TD Ameritrade Letter does not appear to be from a specific Depository Trust Company ("DTC") participant. Various entities with names that include the words "TD Ameritrade" (e.g., TD Ameritrade Trust Company), and one of the entities identified at the bottom of the TD Ameritrade Letter, do appear on such list, but the Company cannot be sure that the TD Ameritrade Letter constitutes verification from a DTC participant until we know precisely which entity holds the shares. It is not, however, clear which entity the TD Ameritrade Letter comes from. The letterhead reads "TD Ameritrade" and the re: line references "TD Ameritrade account[s] ending FISMA & OMB Memorandum M-07-16 "TD Ameritrade", however, is not itself listed on DTC's participant list.

The TD Ameritrade letter refers to several entities or business units: "TD Ameritrade," "TD Ameritrade, Inc.," "TD Ameritrade IP Company, Inc." and "the Toronto-Dominion Bank." DTC's participant list, however, includes none of the preceding entities or business units. Rather, the following participants are listed on the DTC participant list: TD Ameritrade Clearing, Inc. (0188), TD Ameritrade Clearing, Inc. / Securities Lending (5298), TD Ameritrade Trust Company (5982), Bank of New York Mellon, The / Toronto Dominion Securities Inc. (2568), Toronto-Dominion Bank, The / CDS (4805) and TD Waterhouse Canada Inc. / CDS (5036). But SLB 14F does not contemplate proof of ownership being furnished by an affiliate of a DTC participant, or by an entity with a name similar to that of a DTC participant. SLB 14F is very clear: "[F]or Rule 14a-8(b)(2)(i) purposes, *only* DTC participants should be viewed as record holders of securities that are deposited at DTC." Section B.3 (emphasis supplied). Because the Proponent has failed to identify the DTC participant through which his securities are held within 14 days of his designated representative's receipt of the Deficiency Notice, the Proponent has not submitted a proper written statement from a broker or bank. Accordingly, the Proposal may be excluded from the Company's 2012 Proxy Materials.

The Company is aware that an argument can be made that because there are DTC participants that have the words "TD Ameritrade" in their name, the TD Ameritrade Letter is sufficient under the guidelines of SLB 14F. The Company respectfully submits, however, that not only is such imprecision contrary to the plain language of SLB 14F, it is not in keeping with a critical policy rationale for the guidance in SLB 14F: providing a more reliable manner for companies to verify the securities positions of potential shareholder proponents. There are a number of statements in SLB 14F to this effect:

"[T]his bulletin contains information regarding...[b]rokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) *for purposes of verifying whether a beneficial owner is eligible* to submit a proposal...." Section A (emphasis supplied).

- "*Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company *is unable to verify the positions* against its own or its transfer agents' records or *against DTC's securities position listing*." Section B.3 (emphasis supplied).

- "*Because of the transparency of DTC participants' positions in a company's securities*, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, *only* DTC participants should be viewed as "record" holders of securities that are deposited at DTC." Section B.3 (emphasis supplied).

In this case, the Company is unable to conduct the verification of the Proponent's securities position contemplated by SLB 14F, because it is unable to determine the DTC participant through which the securities are held. The Company respectfully submits that the TD Ameritrade Letter does not suffice under the interpretation of Rule 14a-8 set forth in SLB 14F. Requiring proponents to specifically identify the DTC participant through which their securities are held is in keeping with the intent and the language of SLB 14F.

Section B.3 of SLB 14F states that the Staff "will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Deficiency Notice provided by the Company to the Proponent did describe the required proof of ownership in a manner consistent with the guidance of SLB 14F. The Deficiency Notice informed the Proponent (i) of the existence of SLB 14F, (ii) of the Staff's guidance in SLB 14F that only DTC participants are viewed as "record" holders for purposes of Rule 14a-8(b)(2)(i), and (iii) that this represents a change in the Staff's position with respect to what constitutes a record holder under Rule 14a-8. Further, the Deficiency Notice included a specific objection to the lack of clarity in the TD Ameritrade Letter, and the Company has received no further clarification from the Proponent.

Any further information the Proponent might now submit would be untimely under the 14 day response period allowed under Rule 14a-8(f). Therefore, the Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to demonstrate that he is eligible to submit the Proposal. The Proponent is not a record holder of the Company's stock and has not otherwise provided the Company with sufficient evidence of his eligibility to submit a proposal. As a result, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(f)(1).

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(f), the Company requests your concurrence that the entire Proposal may be excluded from 3M's 2012 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at 651-733-1474.

Very truly yours,

Michael M. Dai

Attachments

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Exhibit A
[attached]

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George W. Buckley
Chairman
3M Company (MMM)
3M Center
St. Paul MN 55144

Dear Mr. Buckley,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***) at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

J. McRitchie 11/4/2011

James McRitchie Date
Publisher of the Corporate Governance site at CorpGov.net since 1995

cc: Gregg M. Larson <gmlarson@mmm.com>
Corporate Secretary
PH: 651 733-1110
PH: 651-733-2204
FX: 651-737-2553
FX: 651-737-3061

[MMM: Rule 14a-8 Proposal, November 14, 2011]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm downgraded our company to "D" with "High Governance Risk" and "Very High Concern" in executive pay – $27 million for our CEO George Buckley.

Mr. Buckley realized over $15 million from the vesting of stock awards in 2010. To be effective, equity given for long-term incentive pay should include performance-vesting features. Our CEO was entitled to a potential payment of $46 million in the event of a change in control. Executive pay policies such as these were not aligned with shareholder interests. Mr. Buckley also was on three boards – overextension concern.

Vance Coffman was designated a "Flagged (Problem) Director" by The Corporate Library due his chairmanship of Bristol-Myers' audit committee when Bristol-Myers settled an SEC suit alleging substantial accounting fraud. James Farrell was designated a "Flagged (Problem) Director" due to his UAL Corporation directorship leading up to bankruptcy. Directors Coffman and Farrell nonetheless had 3 seats on our most important board committees. Aulana Peters received our highest negative votes, had 21-years tenure (independence concern) and was nonetheless on our executive pay committee.

An independent Chairman policy can enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
James McRitchie, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

This is the only rule 14a-8 proposal intended for the 2012 proxy.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***

TD Ameritrade

November 14, 2011

James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James McRitchie,

Thank you for allowing me to assist you today. Pursuant to your request, please see the following records for your account ending in *** FISMA & OMB Memorandum M-07-16 ***

MMM – 3M Company
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of 3M Company since 5/1/2009 in your account ending in *** FISMA & OMB Memorandum M-07-16 ***

GILD – Gilead Sciences
Pursuant to your request, this letter is to confirm that you have continuously held no less than 100 shares of Gilead Sciences since 8/24/2010 in your account ending in *** FISMA & OMB Memorandum M-07-16 ***

HES – Hess Corporation
Pursuant to your request, this letter is to confirm that you have continuously held no less than 50 shares of Gilead Sciences since 6/8/2010 in your account ending in *** FISMA & OMB Memorandum M-07-16 ***

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Jennifer Gatlin
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

<u>Exhibit B</u>

[attached]

From: Michael M. Dai/LA-Legal/3M/US
To: *** FISMA & OMB Memorandum M-07-16 ***
Date: 11/25/2011 01:41 PM
Subject: Deficiency letter - McRitchie proposal

Please see attached.

Office of General Counsel
3M Company

3M Center
PO Box 33428
St. Paul, MN 55133-3428

3M November 25, 2011

VIA EMAIL

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

On November 14, 2011, 3M Company (the "Company") received a letter, dated November 14, 2011, from James McRitchie (the "Proponent"). Included with this letter was a proposal (the "Proposal") intended for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). In this letter, the Proponent authorizes you to act on his behalf in connection with the Proposal, and further requests that all subsequent written communications relating to the Proposal be directed to you. Also included was a letter from TD Ameritrade to the Proponent, dated November 14, 2011, which described, among other things, the Proponent's ownership of Company common stock (the "TD Ameritrade Letter").

As you may know, Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") sets forth the legal framework pursuant to which a shareholder may submit a proposal for inclusion in a public company's proxy statement. Rule 14a-8(b) establishes that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, the company to which the proposal has been submitted may, pursuant to Rule 14a-8(f), exclude the proposal from its proxy statement.

Our records indicate that the Proponent is not a registered holder of the Company's common stock. Under Rule 14a-8(b), the Proponent must therefore prove his eligibility to submit a proposal in one of two ways: (i) by submitting to the Company a written statement from the "record" holder of the Proponent's common stock (usually a broker or bank) verifying that the Proponent has continuously held the requisite number of shares of common stock since at least November 14, 2010 (i.e., the date that is one year prior to the date on which the Proposal was submitted to the Company); or (ii) by submitting to the Company a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by the Proponent with the Securities and Exchange Commission (the "SEC") that demonstrates the Proponent's ownership of the requisite number of shares as of or before November 14, 2010, along with a written statement that (i) the Proponent has owned such shares for the one-year period prior to the date of the statement and (ii) the Proponent intends to continue ownership of the shares through the date of the 2012 Annual Meeting.

With respect to the first method of proving eligibility to submit a proposal described in the preceding paragraph, please note that the staff of the SEC's Division of Corporation Finance (the "Staff") recently issued guidance on its view of what types of brokers and banks should be considered "record" holders under Rule 14a-8(b). In *Staff Legal Bulletin No. 14F* (October 18, 2011) ("SLB 14F"), the Staff stated:

> "[W]e will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only [Depository Trust Company] participants should be viewed as "record holders" of securities that are deposited at [the Depository Trust Company]. As a result, we will no longer follow *Hain Celestial*."

For your reference, copies of Rule 14a-8 and SLB 14F are attached as exhibits to this letter.

The TD Ameritrade Letter does not satisfy the requirements set forth in Rule 14a-8 and SLB 14F for establishing the Proponent's eligibility to submit a proposal. Specifically, the TD Ameritrade Letter is insufficient because the TD Ameritrade Letter does not appear to be from a Depository Trust Company ("DTC") participant. SLB 14F requires that the proof of ownership come from a DTC participant. It is not, however, clear which entity the TD Ameritrade Letter comes from. The letterhead reads "TD Ameritrade" and the re: line references "TD Ameritrade account[s] ending *** FISMA & OMB Memorandum M-07-16 *** "TD Ameritrade", however, is not itself listed on DTC's participant list, which is currently available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. Various entities with names similar to TD Ameritrade, and one of the entities identified at the bottom of the TD Ameritrade Letter, do appear on such list, but we cannot be sure that this letter is from a DTC participant until we know precisely which entity holds the shares. Accordingly, in order to comply with SLB 14F, the Proponent must provide the Company with proof of ownership from an entity that we are able to confirm is a DTC participant. The Proponent has not yet done so

Unless we receive evidence of your eligibility to submit a proposal that meets the standard set forth in Rule 14a-8(b) and SLB 14F, we intend to exclude the Proposal from the 2012 Proxy Materials. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

If you have any questions concerning the above, please do not hesitate to contact me.

Very truly yours,

Michael M. Dai

mmdai@mmm.com

cc: James McRitchie

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBITS

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $ 2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a

benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy mate-

rials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for **at least one year by the date you submit the proposal**" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

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